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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1 )*


                      Gulfstream Aerospace Corporation
-------------------------------------------------------------------------------
                              (Name of Issuer)


                        Common Stock, par value $.01
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  40273410
-------------------------------------------------------------------------------
                               (CUSIP Number)



-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     |_|      Rule 13d-1(b)
     |_|      Rule 13d-1(c)
     |X|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



CUSIP No. 40273410          SCHEDULE 13G          Page 2 of 9 Pages


1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

    Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-IV


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                 (b)  [X]

3   SEC USE ONLY

4   CITZENSHIP OR PLACE OF ORGANIZATION

          New York

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           10,265,915

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         10,265,915

                 8  SHARED DISPOSITIVE POWER

                    None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,265,915

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    13.6%

12  TYPE OF REPORTING PERSON*

    PN


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 40273410          SCHEDULE 13G          Page 3 of 9 Pages


1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

    Gulfstream Partners


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                 (b)  [X]

3   SEC USE ONLY

4   CITZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           2,674,325

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         2,674,325

                 8  SHARED DISPOSITIVE POWER

                    None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,674,325

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    3.5%

12  TYPE OF REPORTING PERSON*

    PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No. 40273410          SCHEDULE 13G          Page 4 of 9 Pages


1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

    Gulfstream Partners II, L.P.


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                 (b)  [X]

3   SEC USE ONLY

4   CITZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           3,614,135

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         3,614,135

                 8  SHARED DISPOSITIVE POWER

                    None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,614,135

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    4.8%

12  TYPE OF REPORTING PERSON*

    PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



SEC 1745 (2-95)

Item 1(a).     Name of Issuer

               Gulfstream Aerospace Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices

               P.O. Box 2206
               500 Gulfstream Road
               Savannah, Georgia  31402-2206

Item 2(a).     Name of Persons Filing

               This Amendment No. 1 to the Schedule 13G is filed by (i) Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-IV ("MBO-IV"), (ii) Gulfstream Partners and (iii) Gulfstream Partners II, L.P.

Item 2(b).     Address of Principal Business Office or if None, Residence

               The address of the principal business office of each Reporting Person is:

               c/o Forstmann Little & Co.
               767 Fifth Avenue
               New York, New York  10153

Item 2(c).     Citizenship

               MBO-IV, Gulfstream Partners and Gulfstream Partners II, L.P. are each New York limited partnerships

Item 2(d).     Title of Class of Securities

               The Securities to which this statement relates are shares of Common Stock, par value $.01 per share, of the Issuer ("Common Stock").

Item 2(e).     CUSIP Number

               The CUSIP Number for the Common Stock is 40273410.

Item 3. If this statement is filed pursuant to ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

               (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

               (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

               (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

               (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

               (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

               (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(ii)(F);

               (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

               (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
                         1813);

               (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

               (j) |_|   Group in accordance with ss.240.13d-1(b)(l)(ii)(J).

               None of the  options  apply.  This  Amendment  No.  1 to the
               Schedule 13G is being filed pursuant to Rule 13d-1(d).

Item 4.        Ownership

     (1)       MBO-IV:

               (a)  Amount Beneficially Owned

                    MBO-IV, a New York limited partnership, directly owns 10,265,915 shares of Common Stock. FLC Partnership, L.P., a New York limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of MBO-IV and, accordingly, may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaims any such beneficial ownership pursuant to Rule 13d-4. Theodore J. Forstmann, Nicholas C. Forstmann, Steven B. Klinsky, Sandra J. Horbach, Winston W. Hutchins and Thomas H. Lister, each a United States citizen with his principal place of business at the address set forth in response to Item 2(b) of this statement, are the general partners of FLC Partnership, L.P. and (other than Ms. Horbach and Mr. Lister, who do not have any voting or investment power with respect to, or any economic interest in the shares of Common Stock owned by MBO-IV) may be deemed to share beneficial ownership of these shares of Common Stock. All the general partners of FLC Partnership, L.P. specifically disclaim any such beneficial ownership pursuant to Rule 13d-4.

               (b)  Percent of Class

                    The Shares of Common Stock owned by MBO-IV represent approximately 13.6% of the outstanding Common Stock.

               (c)  Number of Shares as to which such person has:

                    (i)   Sole  power  to  vote  or to  direct  the  vote -
                          10,265,915.

                    (ii)  Shared  power  to vote or to  direct  the  vote -
                          None.

                    (iii) Sole   power  to   dispose   or  to  direct   the
                          disposition of - 10,265,915.

                    (iv)  Shared   power  to   dispose  or  to  direct  the
                          disposition of - None.

     (2)       Gulfstream Partners:

          (a)       Amount Beneficially Owned

                    Gulfstream Partners, a New York limited partnership, directly owns 2,674,325 shares of Common Stock. FLC XXI Partnership, a New York general partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Gulfstream Partners and, accordingly, may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaims any such beneficial ownership pursuant to Rule 13d-4. Wm. Brian Little, Nicholas C. Forstmann, Steven B. Klinsky, Winston W. Hutchins, John A. Sprague, Wm. Brian Little IRA, Winston W. Hutchins IRA, John A. Sprague IRA and TJ/JA L.P., a Delaware limited partnership, are the general partners of FLC XXI Partnership and may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaim any such beneficial ownership pursuant to Rule 13d-4. Wm. Brian Little, Nicholas C. Forstmann, Steven B. Klinsky, Winston W. Hutchins, John A. Sprague, is each a United States citizen with his principal place of business at the address set forth in response to Item 2(b) of this statement. Wm. Brian Little is the sole owner of Wm. Brian Little IRA, his individual retirement account. Winston W. Hutchins is the sole owner of Winston W. Hutchins IRA, his individual retirement account. John
                    A. Sprague is the sole owner of John A. Sprague IRA, his individual retirement account. The general partner of TJ/JA L.P. is Theodore J. Forstmann.

               (b)  Percent of Class

                    The shares of Common Stock owned by Gulfstream Partners represents approximately 3.5% of the outstanding Common Stock.

               (c)  Number of Shares as to which such person has:

                    (i)   Sole  power  to  vote  or to  direct  the  vote -
                          2,674,325.

                    (ii)  Shared  power  to vote or to  direct  the  vote -
                          None.

                    (iii) Sole   power  to   dispose   or  to  direct   the
                          disposition of - 2,674,325.

                    (iv)  Shared   power  to   dispose  or  to  direct  the
                          disposition of - None.

     (3)       Gulfstream Partners II, L.P.:

               (a)  Amount Beneficially Owned

                    Gulfstream Partners II, L.P., a New York limited partnership, directly owns 3,614,135 shares of Common Stock. FLC XXIV Partnership, a New York general partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Gulfstream Partners II, L.P. and, accordingly, may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaims any such beneficial ownership pursuant to Rule 13d-4. Theodore J. Forstmann, Nicholas C. Forstmann, Wm. Brian Little, John A. Sprague, Steven B. Klinsky, Sandra J. Horbach and Winston W. Hutchins, each a United States citizen with his or her principal place of business at the address set forth in response to Item 2(b) of this statement, are the general partners of FLC XXIV
                    Partnership and may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaim any such beneficial ownership pursuant to Rule 13d-4.

               (b)  Percent of Class

                    The shares of Common Stock owned by Gulfstream Partners
                    II,   L.P.   represent   approximately   4.8%   of  the
                    outstanding Common Stock.

               (c)  Number of shares as to which such person has:

                    (i)   Sole  power  to  vote  or to  direct  the  vote -
                          3,614,135.

                    (ii)  Shared  power  to vote or to  direct  the  vote -
                          None.

                    (iii) Sole   power  to   dispose   or  to  direct   the
                          disposition of - 3,614,135.

                    (iv)  Shared   power  to   dispose  or  to  direct  the
                          disposition of - None.

Item 5.        Ownership of Five Percent or Less of a Class

               Each of Gulfstream Partners and Gulfstream Partners II, L.P beneficially own less than 5% of the outstanding Common Stock of the Issuer.

Item 6.        Ownership of  More  than  Five  Percent on Behalf of Another
               Person

               Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company

               Not Applicable.

Item 8.        Identification and Classification of Member of the Group

               Not Applicable.

Item 9.        Notice of Dissolution of Group

               Not Applicable.

Item 10.       Certification

               Not Applicable.



                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 1998                 Forstmann Little & Co. Subordinated Debt
                                     and Equity Management Buyout
                                     Partnership-IV


                                     By:   FLC Partnership, L.P.
                                           General Partner


                                     By:   /s/ Winston W. Hutchins
                                           -------------------------------
                                           Winston W. Hutchins
                                           General Partner

Dated:  June 1, 1998                 Gulfstream Partners


                                     By:   FLC XXI Partnership, L.P.
                                           General Partner


                                     By:   /s/ Winston W. Hutchins
                                           -------------------------------
                                           Winston W. Hutchins
                                           General Partner

Dated:  June 1, 1998                 Gulfstream Partners II, L.P.


                                     By:   FLC XXIV Partnership
                                           General Partner


                                     By:   /s/ Winston W. Hutchins
                                           -------------------------------
                                           Winston W. Hutchins
                                           General Partner